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                                                                  April 16, 2001



U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Sitara Networks, Inc. Withdrawal of Registration Statement on Form S-1
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Ladies and Gentlemen:

           Please be advised that pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Sitara Networks, Inc. (the "Company") hereby requests that the Commission withdraw the Company's Registration Statement on Form S-1 initially filed with the Commission on November 17, 2000 (File No. 333-50224) (the "Form S-1"). The Form S-1 is being withdrawn due to the fact that the Company has concluded that it is not in the best interest of the Company's shareholders to proceed with the offering under the current volatile market conditions. The Company advises the Commission that no shares of Common Stock sought to be registered pursuant to the Form S-1 have been sold. The Company further advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

                                                        Very truly yours,

                                                        SITARA NETWORKS, INC.


                                                        /s/ Michael S. Palin
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                                                        Michael S. Palin
                                                        Chief Financial Officer